January 27, 2025

Charley Yoon
President and Secretary
Hyundai ABS Funding, LLC
3161 Michelson Drive
Suite 1900
Irvine, California 92612

       Re: Hyundai ABS Funding, LLC
           Registration Statement on Form SF-3
           Filed December 30, 2024
           File No. 333-284087
Dear Charley Yoon:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
       Instruction I.A.2 of Form SF-3.
Form of Prospectus, page v

2. We note your statement that you undertake no obligations to update or revise forward-
       looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.
 January 27, 2025
Page 2

Risk Factors
Risk Factors Relating to Macroeconomic, Regulatory, and Other External Factors Federal or state regulatory reform could have a significant impact on the servicer, sponsor, the depositor or the issuing entity..., page 33

3.     We note the disclosure    Many provisions of the Dodd-Frank Act are
required to be
       implemented through rulemaking by the appropriate federal agencies. Some of these implementing rules, such as the securitization conflicts of interest rule, still have not
       been issued in final form.    Please revise to reflect the final rule
has been adopted.
The Notes
Payments of Interest, page 91

4.     The definition of    Term SOFR    on page 92 refers to    the
forward-looking term rate
       based on SOFR   as such rate is posted to FRBNY   s Website.    However,
forward-
       looking term rates based on SOFR, such as the CME Term SOFR Rates recommended by the Alternative Reference Rates Committee, are published by-third party administrators (e.g., CME Group), not by FRBNY. Please revise your SOFR-related disclosure and the corresponding provisions in the transaction documents to ensure that they accurately reflect the source and publication details of each contemplated
       SOFR alternative, including Term SOFR, to avoid any potential confusion regarding their calculation and availability.
Description of the Indenture, page 124

5.     We note your statement that    This summary does not purport to be
complete and is
       subject to, and qualified in its entirety by reference to, all the provisions of the
       indenture.    As you are responsible for the accuracy and completeness
of the
       information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of such documents must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.
Description of The Trust Agreement, page 130

6.     We note your statement that    This summary does not purport to be
complete and is
       subject to, and qualified in its entirety by reference to, all the provisions of the
       indenture.    As you are responsible for the accuracy and completeness
of the
       information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of such documents must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.
 January 27, 2025
Page 3
Part II-Information Not Required in Prospectus, page II-3

7. Please file your remaining exhibits with your next amendment. Refer to Item
       1100(f)of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Shalini Shah at 202-551-5942 or Rolaine Bancroft at 202-551-3313
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Structured Finance